UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment to Original Schedule 13G )*,**

Under the Securities Exchange Act of 1934

The AZEK Company Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

05478C105

(CUSIP Number)

December 31, 2020**

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This filing is being made solely to correct an error in Item 8 of the original Schedule 13G filed on February 12, 2021.

CUSIP No. 05478C105	13G	Page 2 of 6

1.	Names of Reporting Persons
Ontario Teachers’ Pension Plan Board

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
Ontario, Canada

	5.	Sole Voting Power
		39,221,090[1]
Number of
Shares	6.	Shared Voting Power
Beneficially		0
Owned by
Each	7.	Sole Dispositive Power
Reporting		39,221,090[1]
Person With
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
39,221,090[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
25.4%[2]

12.	Type of Reporting Person (See Instructions)
FI

1 As of December 31, 2020, and including 100 shares of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of The AZEK Company Inc. (the “Issuer”) issuable upon conversion of 100 shares of Class B common stock (the “Class B Common Stock”) of the Issuer beneficially owned by Ontario Teachers’ Pension Plan Board (“OTPP”). As of the date hereof, OTPP beneficially owns 27,721,090 shares of Class A Common Stock, and including 100 shares of Class A Common Stock issuable upon conversion of 100 shares of Class B Common Stock.

2 Calculated based on (i) 154,637,240 Class A common stock of the Issuer outstanding as of January 26, 2021 as reported in the Issuer’s amended annual report on Form 10-K/A filed with the Securities and Exchange Commission (the “Commission”) on February 3, 2021 and (ii) 100 shares of Class A Common Stock issuable upon conversion of 100 shares of Class B Common Stock beneficially owned by OTPP.

Explanatory Note

This amendment (the “Amendment”) is being filed solely to amend Item 8 to the Schedule 13G filed with the Commission on February 12, 2021 (the “Original 13G” and, together with this Amendment, the “Schedule 13G”).

Item 8.	Identification and Classification of Members of the Group

See Exhibit 99.2 attached.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2023

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Jonathan Law
Name: Jonathan Law
Title: Managing Director, Corporate & Investments Compliance